Exhibit 12.2

Kimco Realty Corporation and Subsidiaries

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

For the year ended December 31, 2013

Pretax earnings from continuing operations before adjustment for noncontrolling interests or income loss from equity investees	$37,465,676

Add:
Interest on indebtedness (excluding capitalized interest)	215,832,596
Amortization of debt related expenses	7,263,026
Portion of rents representative of the interest factor	7,887,716
268,449,014

Distributed income from equity investees	258,049,650

Pretax earnings from continuing operations, as adjusted	$526,498,664

Combined fixed charges and preferred stock dividends -
Interest on indebtedness (including capitalized interest)	$217,095,852
Preferred dividend factor	66,244,525
Amortization of debt related expenses	2,641,694
Portion of rents representative of the interest factor	7,887,716

Combined fixed charges and preferred stock dividends	$293,869,787

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	1.8